REVELSTONE CAPITAL ACQUISITION CORP.

14350 Myford Road

Irvine, CA 92606

December 11, 2023

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy and Transportation
100 F Street, N.E.
Washington, D.C.  20549

Re:	Revelstone Capital Acquisition Corp. Amendment No. 5 to Registration Statement on Form S-4 Filed December 8, 2023 File No. 333-274049

Attention: Jenifer Gallagher, Robert Babula, Michael Purcell and Laura Nicholson

Dear Mr. Gallagher, Ms. Nicholson, Mr. Babula and Mr. Purcell:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the registrant Revelstone Capital Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET today, December 11, 2023 or as soon as practicable thereafter.

Very Truly yours,

/s Morgan Callagy
Morgan Callagy
Co-Chief Executive Officer

Cc:	Alex Weniger-Araujo
Loeb & Loeb, LLP